EXHIBIT 99.2

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

CORAL GOLD RESOURCES LTD.

to be held on

July 22, 2016.

DATED AS OF JUNE 21, 2016.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

If you have any questions or require assistance with voting,

you may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TAKE NOTICE that the 2016 Annual General and Special Meeting of the Shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") will be held at the Metropolitan Hotel Vancouver, Vancouver Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on Friday, July 22, 2016 at 11:00 a.m. (Vancouver time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended January 31, 2016 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to ratify the 10% Rolling Stock Option Plan as described in the accompanying Information Circular;

6)

to consider and, if thought appropriate, pass, with or without amendment, a special resolution approving the sale of the Robertson Properties to Barrick Cortez Inc., as more particularly described in the Information Circular; and

7)	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular, Form of Proxy, and a Request Form to receive annual and interim financial statements and management discussion and analysis. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Information Circular accompanying this Notice. Those who are unable to attend the meeting, or any adjournment thereof, are requested to read, complete, sign, and send the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

The Company may utilize Broadridge's QuickVoteTM service to assist Shareholders with voting their common shares. Certain Beneficial Holders (defined in the Information Circular) who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone. If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group at 18774527184 or 4163040211 (collect calls accepted) or email at assistance@laurelhill.com.

Pursuant to the Business Corporations Act (British Columbia), a shareholder of the Company may give a notice of dissent by registered mail or delivery addressed to the Company's registered and records office at Suite 1750 – 1185 West Georgia Street, Vancouver, B.C., V6E 4E6 by 5:00 p.m. (Vancouver time) on the business day that is two business days prior to the date of the Meeting. As a result of giving a notice of dissent, a shareholder of the Company may require the Company to re-purchase all of his shares in respect of which the notice of dissent was given in accordance with the dissent rights set out in the provisions of Part 8, Division 2 of the Business Corporations Act (British Columbia) attached as Schedule "A" to the Information Circular. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right of dissent.

DATED at Vancouver, British Columbia, this 21st day of June, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

"David Wolfin"

David Wolfin,

President & Chief Executive Officer

2

CORAL GOLD RESOURCES LTD.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED JUNE 21, 2016

This Information Circular accompanies the Notice of the 2016 Annual General & Special Meeting (the "Meeting") of shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") to be held at the Metropolitan Hotel Vancouver, Vancouver Room, 645 Howe Street, Vancouver, British Columbia, on Friday, July 22, 2016 at 11:00 a.m. (Vancouver time), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by electronic delivery where requested by the Shareholders, as well as personally or by telephone by directors, officers, employees or consultants of the Company, or by Laurel Hill Advisory Group, as discussed below. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company ("Common shares") pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("National Instrument 54-101").

The Company has retained Laurel Hill Advisory Group to assist it in connection with the Company's solicitation of proxies and communications with Shareholders. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of $30,000 plus taxes and reasonable out-of-pocket expenses. If you have any questions about the information in this Information Circular or need assistance with voting your Common shares, please contact Laurel Hill Advisory Group at 1-877-452-7184, or 416-304-0211 (collect calls accepted), or email at assistance@laurelhill.com.

The Canadian securities regulators have adopted new rules under National Instrument 54-101 which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management's discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and-access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of solicitation will be borne by the Company. Unless otherwise stated, the information contained in this Information Circular is given as at June 21, 2016.

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APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the "Management Designees") have been selected by the directors of the Company.

A shareholder has the right to designate a person (who need not be a shareholder), other than the Management Designees to represent the shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxyholder and attend the Meeting, and provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman's discretion, but the Chairman is under no obligation to accept late proxies. Alternatively, the proxy may be submitted online or by telephone following the instructions found there.

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered shareholder personally attending at the Meeting and voting their shares. A shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered shareholder or by their authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company's registrar and transfer agent at the foregoing address or the head office of the Company at the foregoing address, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote should carefully follow the instructions provided to them from their respective intermediary.

VOTING OF PROXIES

Each shareholder may instruct their proxyholder how to vote their Common shares by completing the blanks on the proxy. All Common shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

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In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution"), unless the motion requires a "special resolution" in which case a majority of 66 2/3% of the votes cast will be required.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited Common shares without par value. There is one class of shares only. There are 47,825,337 Common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder.

The directors have determined that all shareholders of record as of May 26, 2016 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)

more typically, be given a voting instruction form ("VIF") which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

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In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Most Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").

Broadridge typically mails a scannable VIF instead of the form of proxy. The Beneficial Holder is asked to complete the VIF and return it to Broadridge by mail, facsimile or online at www.proxyvote.com. Additionally, the Company may utilize Broadridge's QuickVoteTM service to assist shareholders with voting their shares. Certain Beneficial Holders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Designees named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group at 1-877-452-7184 or 416-304-0211 (collect calls accepted) or email at assistance@laurelhill.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY'S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I. Financial Statements

The audited financial statements of the Company for the year ended January 31, 2016, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com and on the Company's website at www.coralgold.com. Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

II. Appointment of Auditors

Management proposes the appointment of Manning Elliott LLP, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott, Chartered Accountants have been the Company's Auditors since 2013.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott LLP, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder's proxy that the Shareholder's Common shares are to be withheld from voting on the appointment of auditors.

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III. Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. It is proposed that the number of directors for the ensuing year be fixed at five (5) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company's Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common shares are to be withheld from voting on the election of directors.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

NAME AND PRESENT OFFICE HELD AND PROVINCE OR STATE OF RESIDENCY	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED AT THE DATE OF THIS INFORMATION CIRCULAR (4)	PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING THE PAST FIVE (5) YEARS (5)

RONALD ANDREWS(1)(2)(3) WA, USA Director	2010/01/12	127,500 (Directly) 52,000 (Indirectly)	Owner and operator of Andrews Orchards
GARY ROBERTSON(1)(3) NB, Canada Director	2003/07/17	534,500 (Directly) 516,600 (Indirectly)	Financial Planner
CHRIS SAMPSON(1)(2) BC, Canada VP Exploration and Director	1996/01/29	266,300	Professional Geologist
DAVID WOLFIN BC, Canada President, CEO and Director	1997/09/05	431,300 (Directly) 3,884,000 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers
ANDREW KAPLAN(2)(3) NJ, USA Director	2012/07/16	200,000	Business Consultant

__________

(1)	Member of the Audit Committee.
(2)	Member of the Governance & Nominating Committee.
(3)	Member of the Compensation Committee.
(4)	The information is not within the knowledge of the Management of the Company and has been furnished by the respective nominees.
(5)

The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by the above nominees for directors, is based on the information obtained from The System for Electronic Disclosure by Insiders ("SEDI").

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All of the nominees are residents of Canada, except for Ronald Andrews and Andrew Kaplan, who reside in the United States. The Company has an Audit Committee, Governance & Nominating Committee, and Compensation Committee, the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

IV. Ratification of Incentive Stock Option Plan

At the 2015 Annual General & Special Meeting, the shareholders re-approved a rolling stock option plan that had originally passed in 2009 (the "Stock Option Plan" or "Plan") authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time. The TSX Venture Exchange policies ("TSX-V") require the approval of the Stock Option Plan by the Company's "disinterested shareholders" (as defined below) on an annual basis. There are currently 47,825,337 shares issued and outstanding, and therefore the current 10% threshold is 4,782,533 shares available for incentive stock option grants under the Stock Option Plan. The material terms of the Plan remain the same.

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Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12 month period (unless otherwise approved by the disinterested shareholders of the Company), and not more than 10% of the total issued shares to all insiders at any time or granted over any 12 month period. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors or required by the policies of the TSX-V.

Options under the Plan must be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the TSX-V) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

A copy of the plan will be made available at the Company's head office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 p.m. Pacific Standard Time on the business day immediately preceding the date of the Meeting.

The Stock Option Plan must be approved by a majority of the "disinterested shareholders" entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the TSX-V. "Disinterested shareholders" mean all shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, shareholders who are ineligible to vote on the approval of the Stock Option Plan and their respective shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Ronald Andrew	179,500
Gary Robertson	1,051,100
Chris Sampson	266,300
David Wolfin	4,315,300
Andrew Kaplan	200,000
Malcolm Davidson	Nil
Dorothy Chin	Nil

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

"BE IT RESOLVED that the Company's Stock Option Plan be and is hereby approved."

In the event that disinterested shareholder approval is not obtained at the Meeting, the Company will implement a fixed stock option plan for up to 10% of the Company's issued shares (which does not require shareholder approval), and any existing stock options granted under the Stock Option Plan as previously approved by the disinterested shareholders of the Company at the last Annual General Meeting will not be affected.

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V. Sale of Robertson Properties

General Terms of the Transaction and the Asset Purchase Agreement

The Company has entered into an asset purchase agreement dated June 20, 2016 (the "Agreement") among the Company, Coral Resources, Inc. ("CRI"), Marcus Corporation ("Marcus") and Barrick Cortez Inc. ("Barrick"), pursuant to which the Company and its subsidiaries, CRI and Marcus, have agreed to sell to Barrick their interest in the Robertson Properties and related assets (the "Purchased Assets"), which represent all or substantially all of the assets and undertaking of the Company (the "Transaction").

Barrick is a private Delaware corporation with offices located in Salt Lake City, Utah, USA, and is an indirect wholly-owned subsidiary of Barrick Gold Corporation (NYSE:ABX)(TSX:ABX). Barrick Gold Corporation currently owns 4,150,000 Common shares in the Company and such shares will be voted in favour of the Transaction by Barrick Gold Corporation at the Meeting.

The following is a summary of the material provisions of the Agreement and does not purport to be complete. This summary is qualified in its entirety by reference to the complete text of the Agreement. A copy of the Agreement was filed on SEDAR at www.sedar.com on June 21, 2016 as a "Material Document". The Company will, upon request of any shareholder, promptly provide a copy of the Agreement to such shareholder.

Purchase Price and Net Smelter Returns Royalty

The Company and its subsidiaries, CRI and Marcus, have agreed to sell to Barrick the Purchased Assets in consideration for (collectively, the "Purchase Price"):

  a cash payment to CRI of US$15,750,000;
  the return of 4,150,000 Common shares in the Company held by Barrick Gold Corporation (which represent approximately 8.7% of the Company's issued and outstanding common shares as at June 20, 2016) for cancellation by the Company;
  a sliding scale 1% to 2.25% net smelter returns royalty (the "NSR") on the Robertson Properties, payable quarterly.

The applicable royalty rate pursuant to the NSR will be determined based on the average LBMA Gold Price PM during each quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate

Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

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In the event that there is no production from any of the Robertson Properties by December 31, 2023, then commencing on January 1, 2024 and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences on any of the Robertson Properties, and (ii) January 2, 2033, Barrick will make advance royalty payments to CRI of US$500,000 which will be fully credited against any future obligations under the NSR. The NSR will be subject to a right of first refusal in favour of Barrick in the event that the Company wishes to sell the NSR to any third party.

Barrick will also be assuming the liabilities relating to the Robertson Properties, other than certain excluded liabilities, and will provide replacement security for the Company's reclamation bond.

The Robertson Properties

The Robertson Properties are located in Lander County, Nevada, USA. The Robertson Properties to be purchased by Barrick include the properties also known as the Core, Gold Ridge, Excluded and the RUF mining claims, but do not include the properties known as the Norma, Sass, Eagle and JDN mining claims, which remain the property of the Company. For more information about the Robertson Properties and the Robertson project, please see the Company's amended and restated Preliminary Economic Assessment dated January 15, 2012, filed on SEDAR at www.sedar.com on February 2, 2012 under the Company's profile.

Closing Conditions

The Transaction is subject to customary closing conditions for a transaction of this nature, including, but not limited to, the approval of the TSX-V, Shareholder approval by special resolution at the Meeting, and accuracy of representations and warranties.

Representations, Warranties, Covenants and Indemnities

The Agreement includes representations and warranties customary for an arm's length asset purchase agreement. The representations and warranties will survive the closing of the Transaction.

Pursuant to the Agreement, the Company and CRI have agreed, among other things, to (i) convene and conduct the Meeting, (ii) use reasonable commercial efforts to conduct the Robertson project in the ordinary course of business, and (iii) use reasonable commercial efforts to satisfy the closing conditions for which it is responsible.

The Company, Marcus and CRI have agreed to indemnify Barrick for any losses incurred by reason of any inaccuracy in or breach of any of the representations or warranties made by the Company, Marcus or CRI, by reason of breach of covenant by the Company, Marcus or CRI, and in connection with any excluded liabilities not assumed by Barrick. Barrick has agreed to indemnify CRI for any losses incurred by reason of any inaccuracy in or breach of any of the representations or warranties made by Barrick, by reason of breach of covenant by Barrick, and in connection with any liabilities assumed by Barrick. A claim for indemnification in connection with the representations and warranties must generally be made within eighteen months of the closing of the Transaction except that claims involving fraud, certain fundamental representations and warranties of the parties and certain representations and warranties of the Company with respect to the Purchased Assets will not be limited in time other than pursuant to any applicable statute of limitations.

Termination and Termination Fee

The Agreement may be terminated (i) by mutual consent of the Company, CRI and Barrick, (ii) by Barrick or CRI if the closing of the Transaction does not occur by October 18, 2016 (the "Drop Dead Date") (provided that the terminating party has not been the cause of the failure of the Transaction to close by the Drop Dead Date), (iii) by Barrick if any of the mutual conditions precedent or any of the conditions precedent for the benefit of Barrick are not satisfied or waived by the Drop Dead Date (provided that Barrick has not breached the Agreement so as to cause such condition to not be satisfied), and (iv) by CRI if any of the mutual conditions precedent or any of the conditions precedent for the benefit of CRI are not satisfied or waived by the Drop Dead Date (provided that CRI has not breached the Agreement so as to cause such condition to not be satisfied).

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If Barrick terminates the Agreement in circumstances where the closing of the Transaction has not occurred by the Drop Dead Date and the mutual conditions precedent and the conditions precedent in favour of Barrick have been satisfied prior to the Drop Dead Date, Barrick shall pay to CRI a termination fee of US$1,500,000.

Voting Agreements

In connection with the Transaction, Barrick has entered into individual voting agreements (the "Voting Agreements") with each of David Wolfin, Andrew Kaplan, Ronald Andrews, Chris Sampson, Malcolm Davidson and Gary Robertson, being all of the officers and directors of the Company (collectively, the "Supporting Shareholders"), other than Dorothy Chin, Secretary, who does not hold any securities of the Company. Pursuant to the Voting Agreements, each of the Supporting Shareholders has irrevocably and unconditionally agreed, among other things, to support the Transaction and vote their Common Shares at the Meeting in favour of the Sale Resolution.

The Voting Agreements will automatically terminate on the first to occur of the Drop Dead Date, the closing of the Transaction and the date that the Agreement is terminated in accordance with its terms. The Voting Agreements may also be terminated in other circumstances by Barrick or by mutual consent of the parties.

In aggregate, the Supporting Shareholders hold approximately 12.6% of the outstanding Common shares to be voted in favour of approval of the Transaction.

Background to the Transaction

In July 2015, Barrick and the Company entered into a confidentiality agreement to facilitate discussions between the parties with respect to a possible transaction. Between January 26, 2016 and March 30, 2016, the Company and Barrick held several in-person and telephone meetings to discuss due diligence questions, views on value, and possible transaction terms. During this time, the Company approached an independent financial consultant to assist as the Company's financial advisor with respect to these discussions. On April 29, 2016, Barrick made an initial indicative offer to the Companyto purchase the Robertson Properties. This was followed, on May 26, 2016, by an improved offer in the form of an indicative term sheet and exclusivity agreement. Upon due consideration of the term sheet with its financial and legal advisors, the Company agreed on May 26, 2016 to enter into exclusive negotiations with Barrick for a period of 45 days, while the parties attempted to agree on the terms of a definitive agreement. The decision to enter into exclusive negotiations was based on, among other things:

•	the attractive price being proposed by Barrick for the Robertson Properties which the Board considered to be a pre-emptive price;
•	the obvious synergies between the Robertson Property and Barrick's adjacent Cortez mine which made Barrick the most suitable purchaser for the Robertson Properties; and
•

the view that Barrick was the most likely company to develop the Robertson Properties and thereby create further value for the Company through the NSR being proposed by Barrick as part of the consideration for the purchase.

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In the days following the execution of the exclusivity agreement, Barrick undertook further due diligence of the Robertson Properties. At the same time, Company management and the Board of Directors, working together with their professional advisors, reviewed and considered all relevant information respecting the Transaction, evaluated the consideration being proposed by Barrick, and considered the alternatives to Barrick's proposed Transaction. Of particular importance to the Company and the Board of Directors was the fact that the consideration received should reflect the value of the Robertson Properties today as well as upside value for the development potential of the Robertson Properties. In this regard, Barrick's purchase price provides the Company with an up-front cash payment which represented a considerable premium to the Company's market capitalization, and a sliding scale NSR to allow participation in both the development of the Properties and future increases in the price of gold. In addition, the Barrick proposal contemplated a return to treasury for cancellation of 4,150,000 Common shares. The Company determined that if the Transaction proceeded, it could use the cash consideration received to explore and evaluate its remaining exploration mineral properties to determine whether these properties could be advanced in a manner that creates value for the Company, as well as assess opportunities to acquire new royalty and/or streaming assets on quality, third party-owned mineral properties to complement the NSR it would receive from Barrick in connection with the Transaction.

During the week of June 13, 2016, due diligence continued and the parties began to negotiate definitive agreements. Negotiations continued into the evening of June 20, 2016, at which time the Board, in consultation with management and its financial and legal advisors, approved the terms of the Transaction as set forth in the Agreement. The Board determined that the Transaction, as proposed in the Agreement, is in the best interests of the Company and is fair and reasonable, from a financial point of view, to the Company. Accordingly, the Board unanimously voted to enter into the Agreement, and to submit the Transaction for the approval of Shareholders. The Company and Barrick then executed the Agreement. In addition, each of the Supporting Shareholders, being all of the officers and directors of the Company who hold securities of the Company, and holding in aggregate about 12.6% of the outstanding Common shares, entered into a Voting Agreement with Barrick.

Recommendation of the Board

The Board has unanimously determined that the terms of the Transaction are in the best interests of the Company, and are fair and reasonable to the Company, and UNANIMOUSLY RECOMMENDS that Shareholders VOTE IN FAVOUR of the Sale Resolution.

Board Considerations and Benefits of the Transactions

In arriving at its conclusion to enter into the Agreement and recommend that Shareholders approve the Transaction, the Board considered, among other matters:

•	the value of the overall consideration being offered by Barrick and, in particular, the estimated net present value and the terms of the NSR, and the possible mine life of the Robertson project;
•	the general economic and financial condition of the Company, both on an historical and a prospective basis, including the financial prospects of the Company and its subsidiaries;
•

the fact that Barrick constitutes the only logical purchaser of the Robertson Properties and is the best positioned to advance these properties to production due to the proximity of the Robertson Properties to Barrick's Cortez operations and infrastructure; and

•	the availability of dissent rights to the Shareholders with respect to the Transaction.

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The Board considers that the following factors make the Transaction advantageous and in the best interests of the Company as a whole and its Shareholders:

•

Significant Premium: The Transaction will permit the immediate monetization of the Robertson Properties as a result of the payment of cash consideration in the amount of US$15.75 million. The value of this cash consideration alone (excluding the NSR and the share consideration) represents an approximate 116% premium to the Company's market capitalization on June 20, 2016, based on the share closing price on the date of the Agreement.

•

Potential Future Income Stream: The Transaction includes the NSR which provides the Company with the opportunity to participate in any future revenue generated from production on the Robertson Properties. The royalty rate pursuant to the NSR increases with the price of gold, thereby giving the Company exposure to upward movement in the gold price.

•

Risk Mitigation: The Transaction eliminates the Company's future risk associated with the exploration and mining at the Robertson Properties, which are beyond the control of the Company. These risks include, for example, costs and delays associated with mine cave-ins, labour disputes, civil unrest, lack of supplies or parts, equipment breakdowns, or risks associated with mineral reserves or resources being less than estimated.

•

Ability to Pursue Other Opportunities: By allowing the Company to monetize the Robertson Properties, the Transaction will enable the Company to capitalize on other currently available opportunities by investing in other mineral exploration properties.

•

Reduction in the Issued and Outstanding Shares: The Transaction also materially reduces the Company's issued and outstanding Common shares by approximately 8.7%, which should increase the overall value of the Company's assets on a per share basis.

•

Reduces Dilution Risk: At this time, the Company does not have sufficient cash to further advance exploration on the Robertson Properties. The Transaction allows the Company to defer having to raise capital by issuing additional equity at currently depressed market prices for exploration issuers.

The Board UNANIMOUSLY RECOMMENDS that the Shareholders vote FOR the Sale Resolution. Each of the directors of the Company has indicated his intention to vote FOR the Sale Resolution.

Shareholder Approval

In accordance with applicable laws, the Sale Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting (a "special resolution").

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass with or without amendment, the following special resolutions (the "Sale Resolution"):

"WHEREAS the Company has entered into an Asset Purchase Agreement dated June 20, 2016 (the "Agreement") between the Company and its subsidiaries, Coral Resources, Inc. ("CRI") and Marcus Corporation ("Marcus"), and Barrick Cortez Inc. ("Barrick"), pursuant to which the Company, CRI and Marcus have agreed to sell to Barrick all of their right, title and interest in and to the Robertson Properties and related assets and liabilities (the "Purchased Assets") for the price and upon the terms and conditions set forth in the Agreement;

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AND WHEREAS the sale of the Purchased Assets constitutes a sale of all or substantially all of the assets and undertaking of the Company and the shareholders of the Company wish to evidence their approval of the sale by this special resolution;

NOW THEREFORE, BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.	The sale of the Purchased Assets to Barrick for the price and upon the terms and conditions set forth in the Agreement is hereby ratified, approved and confirmed;

2.	The execution and delivery of the Agreement, in such form and with such amendments to it as may be approved by the directors of the Company is hereby ratified, approved and confirmed;

3.	Any one director or officer of the Company is hereby authorized and directed, for and on behalf of the Company:

(a)

to make any amendments to the Agreement as such director or officer, in his or her sole discretion, deems appropriate and the approval of the Company to such terms shall be conclusively evidenced by such director or officer's signature thereon; and

(b)

to do all acts and things and execute and deliver such other deeds, document certificates, instruments or other writings, and to take such actions, as may be necessary, desirable or useful to carry out and give effect to this resolution and the Agreement; and

4.

All acts performed and any documents executed, delivered, filed or registered prior to the date of these resolutions by any one director or officer of the Company relating to matters dealt with in these resolutions are hereby approved, ratified and confirmed."

Rights of Dissenting Shareholders

The following is a summary of the provisions of the Business Corporations Act (British Columbia) ("BCBCA") relating to a Shareholder's dissent rights (the "Dissent Rights") in respect of the Sale Resolution, as noted in the Notice of the Meeting. Such summary is not a comprehensive statement of the procedures to be followed by a Shareholder who seeks such Dissent Rights and is qualified in its entirety by reference to the full text of Part 8, Division 2 of the BCBCA which is attached to this Circular as Schedule "A".

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholders wishing to exercise their Dissent Rights should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA may prejudice their right of dissent.

Only registered Shareholders are entitled to Dissent Rights. Any NonRegistered Shareholder who wishes to dissent should arrange to have his or her Common shares registered in his or her name prior to the applicable deadline for exercising the Dissent Rights or should make arrangements with the registered holder of his or her Common shares to exercise the Dissent Rights on his or her behalf.

Pursuant to Section 238 of the BCBCA, every registered Shareholder who dissents from the Sale Resolution (referred to in this Circular as a "Dissenting Shareholder") in compliance with Sections 237 to 247 of the BCBCA will be entitled to be paid by the Company the fair value of the Common shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Sale Resolution, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable).

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A Dissenting Shareholder must dissent with respect to all Common shares in which the holder owns a beneficial interest. A registered Shareholder who wishes to dissent must deliver written notice of dissent (a "Notice of Dissent") to the Company at its registered office at Suite 1750 – 1185 West Georgia Street, Vancouver, B.C., V6E 4E6, and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. The Notice of Dissent must be received by the Company not later than 5:00 p.m. (Vancouver time) two days preceding the date of the Meeting. Any failure by a Shareholder to fully comply may result in the loss of that holder's Dissent Rights. Non-Registered Holders who wish to exercise Dissent Rights must arrange for the registered Shareholder holding their Common shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Sale Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her Common shares if the Dissenting Shareholder votes in favour of the Sale Resolution. A vote against the Sale Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Dissenting Shareholder must prepare a separate Notice of Dissent for him or herself, if dissenting on his or her own behalf, and for each other person who beneficially owns Common shares registered in the Dissenting Shareholder's name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the Common shares registered in his or her name beneficially owned by the NonRegistered Holder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of Common shares in respect of which the Notice of Dissent is to be sent (the "Notice Shares") and: (a) if such Common shares constitute all of the Common shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect; (b) if such Common shares constitute all of the Common shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns additional Common shares beneficially, a statement to that effect and the names of the registered Shareholders, the number of Common shares held by such registered owners and a statement that written Notices of Dissent has or will be sent with respect to such Common shares; or (c) if the Dissent Rights are being exercised by a registered owner who is not the beneficial owner of such Common shares, a statement to that effect and the name and address of the beneficial owner and a statement that the registered owner is dissenting with respect to all Common shares of the beneficial owner registered in such registered owner's name.

If the Sale Resolution is approved by the Shareholders by special resolution and if the Company notifies the Dissenting Shareholders of its intention to act upon the Sale Resolution, the Dissenting Shareholder is then required within one month after the date of such Company's notice, to send to the Company, the certificates representing the Notice Shares and a written statement that requires the Company to purchase all of the Notice Shares. If the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a NonRegistered Holder who is not the Dissenting Shareholder, a statement signed by the beneficial owner is required which sets out whether the beneficial owner is the beneficial owner of other Common shares and if so, (i) the names of the registered owners of such Common shares; (ii) the number of such Common shares; and (iii) that dissent is being exercised in respect of all of such Common shares. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold the Common shares and the Company is deemed to have purchased them. Once the Dissenting Shareholder has done this, the Dissenting Shareholder may not vote or exercise any shareholder rights in respect of the Notice Shares.

The Dissenting Shareholder and the Company may agree on the payout value of the Notice Shares; otherwise, either party may apply to the court to determine the fair value of the Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the court. After a determination of the payout value of the Notice Shares, the Company must then promptly pay that amount to the Dissenting Shareholder.

A Dissenting Shareholder loses his or her Dissent Right if, before full payment is made for the Notice Shares, the Company abandons the corporate action that has given rise to the Dissent Right (namely, the Transaction), a court permanently enjoins the action, or the Dissenting Shareholder withdraws the Notice of Dissent with the Company's consent. When these events occur, the Company must return the share certificates to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise shareholder rights.

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The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA. Persons who are nonregistered holders of Common shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such Common shares is entitled to dissent.

It is suggested that any Shareholder wishing to avail himself or herself of the Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA may prejudice the availability of such Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, timeconsuming and expensive process.

Certain Canadian Income Tax Considerations

The Transaction will result in the Company realizing a capital gain on the sale of the Robertson Properties, being equal to the difference between its adjusted cost base and the proceeds of disposition for the shares. One half of that capital gain would be included by the Company in its income.

The Board UNANIMOUSLY RECOMMENDS that Shareholders vote FOR the Sale Resolution. In the absence of a contrary instruction, the persons designated by our management in the enclosed form of proxy intend to vote FOR the Sale Resolution.

EXECUTIVE COMPENSATION

For purposes of this Statement of Executive Compensation, "named executive officer" of the Company means an individual who, at any time during the year, was:

(a)	the Company's chief executive officer ("CEO");

(b)	the Company's chief financial officer ("CFO");

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a "Named Executive Officer" ("NEO").

17

Based on the foregoing definition, during the last completed fiscal year of the Company, the Company had two Named Executive Officers, namely, David Wolfin, Chief Executive Officer, and Malcolm Davidson, Chief Financial Officer.

1) COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company's Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company's securities.

Compensation Element	Description	Compensation Objectives

Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

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2) SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2014, 2015 and 2016 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)

David Wolfin(6)	2016	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
President, CEO	2015	$30,000	NIL	$102,000	NIL	NIL	NIL	$132,000
and Director	2014	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000

Malcolm Davidson	2016	$15,140	NIL	NIL	NIL	NIL	NIL	$15,140
CFO	2015	$4,037	NIL	$17,000	NIL	NIL	NIL	$21,037
	2014	$18,823	NIL	NIL	NIL	NIL	NIL	$18,823

____________

1	The Company does not currently have any share-based award plans.
2	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. No stock options were granted to the Company's executive officers in fiscal 2016.
3	The Company does not have a non-equity incentive plan.
4	The Company does not have any pension plans.
5	Discretionary cash payment of incentive bonuses.
6	Mr. Wolfin's salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

Annual Base Salary

Base Salary for the NEOs is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers similar in size and within the industry, and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company's compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

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Option Based Awards

An Option Based Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs', employees' and directors' individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the "Plan"), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company's issued capital from time to time. For details of the Plan please refer to "Particulars of Matters to be Act Upon" in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company's directors and the NEOs which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3) INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at January 31, 2016:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

David Wolfin	300,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
President, CEO and Director	220,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	600,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Malcolm Davidson	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
CFO	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

____________

1

In-the-Money Options are the difference between the market value of the underlying securities at January 29, 2016 and the exercise price of the option. The closing market price for the Company's common shares as at January 29, 2016 was $0.08 per common share.

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Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended January 31, 2016:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

David Wolfin President, CEO and Director	Nil	Nil	Nil

Malcolm Davidson CFO	Nil	Nil	Nil

__________

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4) PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

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5) TERMINATION AND CHANGE OF CONTROL BENEFITS

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin. The agreement contains certain provisions in connection with termination of employment or change of control.

This Agreement can be terminated at any time as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and

(c)

by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to CDN$150,000.

On February 1, 2015, the Company entered into a Change Control Agreement with Malcolm Davidson, the named executive officer of the Company. The agreement contains Change of Control provisions as follows:

"In the event of a change of control by means of a hostile takeover or a change in ownership Coral will pay Malcolm Davidson a one-time fee of $50,000, for which Malcolm Davidson will be responsible for any taxes. This fee will be cancelled without payment in the event that Malcolm Davidson stops performing his current, duties, or should leave the company. This Agreement is for a period 36 months from the date of this Agreement and can be extended by a decision of Coral's Board of Directors."

A Change of Control shall be deemed to have occurred when:

(i)

any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)

completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)

a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)

a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

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6) DIRECTORS COMPENSATION

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three or more committees.

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, for the year ended January 31, 2016:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)

Gary Robertson*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Chris Sampson	$16,359	NIL	NIL	NIL	NIL	NIL	$16,359
Ronald Andrews*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Andrew Kaplan*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000

__________

*	Independent and Non-Employee Directors
1	The Company does not currently have any share-based award plans.
2	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. No stock options were granted to directors in fiscal 2016.
3	The Company does not have a non-equity incentive plan.
4	The Company does not have any pension plans.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of Directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of Directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX-V.

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Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at January 31, 2016:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)

Gary Robertson	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	75,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Chris Sampson	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	50,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Ronald Andrews	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Andrew Kaplan	20,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	75,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

_________

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.
(2)

The in-the-money option value is the difference between the market value of the underlying securities as at January 29, 2016 and the exercise price of the option. The closing market price of the Company's common shares as at January 29, 2016 was $0.08 per common share.

Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

24

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended January 31, 2016:

Name (1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil
Chris Sampson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew Kaplan	Nil	Nil	Nil

__________

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the Stock Option Plan. The Stock Option Plan was previously approved by the shareholders of the Company. The table below summarizes information in relation to the Common shares reserved for issuance under the Stock Option Plan as of January 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
	(a)	(b)	(c)

Stock Option Plan – approved by security holders	3,170,000	$0.28	1,612,533
Stock Option Plan – not approved by security holders (before this Meeting)	-	-	-
Total:	3,170,000	$0.28	1,612,533

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

25

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company's last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) any proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees ("NI 52-110") reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee's Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

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Audit Committee Charter

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

At least one Member must be "financially literate" as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be "independent" as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

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4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

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8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1

At this time, due to the Company's size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

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Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience

Ronald Andrews	Yes	Yes	Master degree in Political Science, and a Bachelor degree of Science in horticulture, and audit committee chair for two reporting issuers
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Chris Sampson	No	Yes	Professional Engineer

__________

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Ronald Andrews:Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Masters degree in Political Science. Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. Mr. Andrews has acted as director and chairman of the audit committee of several public mining companies

Gary Robertson:Mr. Robertson is a Certified Financial Planner. He has worked in the financial industry for the past twenty years, and has acted as director of several public mining companies. Mr.Robertson has gained considerable financial and business experience through his involvement in various businesses in the mining industries.

Chris Sampson:Mr. Sampson is a Professional Geologist who has over 30 years' experience in the mining industry and has worked on hundreds of mineral projects worldwide. He has played a key role in exploration and development of Coral's Nevada holdings since their initial acquisition in 1988.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

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Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(2)	Tax Fees(3) (1)	All other Fees(4)

January 31, 2016(1)	$32,000	$4,000	$3,000	$	Nil

January 31, 2015	$36,000	$4,000	$3,000	$	Nil

__________

(1)	Estimated
(2)	Travel and expenses
(3)	Preparation of corporate tax returns
(4)	Form 20-F advisory and review services

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110. The Company is a "venture issuer" as that term is defined under NI 52-110.

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CORPORATE GOVERNANCE

General

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board of Directors is currently comprised of five directors. The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry. The Board of Directors' mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting.

The Board of Directors has considered the relationship of each director to the Company and currently considers three of the five directors to be "unrelated" (Messrs. Andrews, Kaplan and Robertson). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers

David Wolfin	Avino Silver & Gold Mines Ltd. Berkley Renewables Inc. Cresval Capital Corp. Gray Rock Resources Ltd. Great Thunder Gold Corp.

Gary Robertson	Avino Silver & Gold Mines Ltd. Levon Resources Ltd. Sage Gold Ltd.

Ronald Andrews	Berkley Renewables Inc.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company's offices and, from time to time, are combined with presentations by the Company's management to give the directors additional insight into the Company's business. In addition, management of the Company makes itself available for discussion with all Board members.

32

Ethical Business Conduct

In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct. The Board monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements. The Board has found that the foregoing in combination with the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors' duties effectively and to maintain a diversity of view and experience. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company's executive officers, determining or making recommendations to the Board with respect to the compensation of the Company's executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Gary Robertson, Ronald Andrews and Andrew Kaplan, all of whom are independent directors within the meaning set out in NI 58-101. All three of the members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company's pay levels and compensation practices with other reporting issuers of the same size as and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company's needs and provide value to the Company's shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company's directors and executive officers against companies with similar market capitalization including the following companies; namely, Radius Gold Inc., Nippon Dragon Resources Inc., Kerr Mines Inc., Westkam Gold Corp., Aurvista Gold Corp., Ely Gold & Minerals Inc. and Maritime Resources Corp.

The Compensation Committee has not engaged the services of independent compensation consultants to assist it in making recommendations to the Board with respect to director and executive officer compensation.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company's compensation policies and practices. At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.

33

Other Board Committees

The Board has no other committees, other than the Audit Committee, Governance & Nominating Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Governance & Nominating Committee is to monitor developments in corporate governance, review the Company's corporate governance policies and procedures, and recommend any required revisions or improvements to the Company's corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company's Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Financial information is provided in the Company's audited annual financial statements and accompanying management's discussion and analysis for the year ended January 31, 2016.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 900  570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company's financial statements and management and discussion and analysis of financial results. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

CORAL GOLD RESOURCES LTD.

"David Wolfin"

____________________________________

David Wolfin

President and Chief Executive Officer

34

Schedule

"A"

DISSENT PROVISIONS

Registered Shareholders have the right to dissent in respect of the Sale Resolution. Such right of dissent is described in the Circular. The full text of Part 8, Division 2 the BCBCA is set forth below.

PART 8, DIVISION 2 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:

"dissenter"means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares"means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value"means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

35

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

36

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

37

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

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Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

39

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

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Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

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(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

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Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

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Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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1-877-452-7184

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Email: assistance@laurelhill.com

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